As filed with the Securities and Exchange Commission on August 15, 2001
                                                      Registration No. 333-_____

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            ASANTE TECHNOLOGIES, INC.
             (Exact name of the Company as specified in its charter)

           Delaware                                           77-0200286
           --------                                           ----------
(State or other jurisdiction or                           (I.R.S. Employer
  incorporation or organization)                       Identification Number)

                                  821 Fox Lane
                               San Jose, CA 95131
                                 (408) 435-8388
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   Wilson Wong
                             Chief Executive Officer
                            ASANTE TECHNOLOGIES, INC.
                                  821 Fox Lane
                               San Jose, CA 95131
                                 (408) 435-8388
       (Name, address, including zip code, and telephone number, including area code, of agent for service)


                                   Copies to:
                              Roger D. Linn, Esq..
                        WEINTRAUB GENSHLEA CHEDIAK SPROUL
                        400 Capitol Mall, Eleventh Floor
                              Sacramento, CA 95814
                                 (916) 558-6000

Approximate Date Of Commencement Of The Proposed Sale To The Public: As soon as practicable, and from time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If the Registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                           CALCULATION OF REGISTRATION FEE
====================================== ==================== =================== =================== ================
                                                                Proposed
                                                                maximum          Proposed maximum     Amount of
Title of each class of securities to      Amount to be       offering price     aggregate offering   registration
            be registered                  registered          per share               price             fee
====================================== ==================== =================== =================== ================
Common Stock                                       500,000      $0.52 (1)                 $260,000        $66

Total                                              500,000                                $260,000        $66
====================================== ==================== =================== =================== ================

(1) Calculated in accordance with Rule 457(c) of the Securities Act of 1933, as amended ("Securities Act"). Estimated for the sole purpose of calculating the registration fee and based upon the average of the high and low price per share of our common stock on August 10, 2001, as reported on the OTC Bulletin Board.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion August 15, 2001                                 PROSPECTUS


                                 500,000 Shares

                            ASANTE TECHNOLOGIES, INC.

                                  Common Stock

         All of the shares of common stock of ASANTE TECHNOLOGIES, INC. offered are being sold by selling stockholders listed in this Prospectus. The selling stockholder may sell the common stock from time-to-time in the over-the-counter market at the prevailing market price or in negotiated transactions.

         We will not receive any proceeds from the resale of any common stock by the selling stockholders. We will pay for expenses of this offering.

         Our common stock is traded and listed on the OTC Bulletin Board, under the symbol "ASNT-OB." On August 10, 2001, the last reported sale price for the common stock was $0.52. We do not have any other securities that are currently traded on any other exchange or quotation system.

                ................................................

          INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                          SEE "RISK FACTORS" AT PAGE 5.

                .................................................


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE COMMON STOCK OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is August ___, 2001.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

PROSPECTUS SUMMARY .........................................................  3

FORWARD LOOKING STATEMENTS .................................................  4

RISK FACTORS ...............................................................  5

WHERE YOU CAN FIND MORE INFORMATION ........................................  7

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ............................  7

THE COMPANY ................................................................  8

SUMMARY OF THE OFFERING ....................................................  9

USE OF THE PROCEEDS ........................................................  9

PLAN OF DISTRIBUTION .......................................................  9

SELLING STOCKHOLDERS ....................................................... 10

DESCRIPTION OF SECURITIES .................................................. 11

INDEMNIFICATION PROVISIONS ................................................. 12

TRANSFER AGENT ............................................................. 12

EXPERTS .................................................................... 12

LEGAL MATTERS .............................................................. 13

                               PROSPECTUS SUMMARY

         This  is  a  summary  of  information   contained   elsewhere  in  this
Prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the common stock. You should carefully read the entire Prospectus, including the documents included in this Prospectus and information incorporated by reference into it. This Prospectus contains forward-looking statements that are subject to risks and uncertainties, which are described in the section entitled "Risk Factors" and in our Annual Report on Form 10-K as filed with the Commission.

Our Business

         Asante Technologies, Inc. ("Asante", the "Company" or "we"), designs, manufactures and markets high performance computer networking products which provide networking solutions at the departmental and work group level within corporations, small businesses and homes. We are a leading provider of network connectivity products for Apple Macintosh and PCs. Our products include Internet Connectivity Products (Routers), switch products, gigabit switches and adaptors, 100BASE-T ("Fast-Ethernet", also 10/100) switches and shared systems products, Fast-Ethernet adapter cards, and personal connectivity products including USB products. We also design and install software components for use with our products and integrated, web-based network management software.

         In 2000, we refocused our products and services to providing high-speed local area network and Internet access. We sell our products into three primary customer markets: educational, digital design and small business markets or Small Office/Home Office (SOHO).

         We subcontract out substantially all of the assembly work on our products with the majority of our products being provided by assemblers of semi-conductor and printed circuit boards based primarily in Taiwan. We also have several domestic and foreign patent applications pending relating to our acceleration software and systems technology.

Risk Factors

         For a discussion of considerations relevant to an investment in the common stock, see the section entitled "RISK FACTORS" beginning on page 5.

The Offering

Common Stock Outstanding Before the Offering..............................................................9,968,963
Common Stock Offered by Selling Stockholders................................................................500,000
Common Stock Outstanding After the Offering...............................................................9,968,963
Use of Proceeds................................................(we will not receive any proceeds from the offering)
OTC Bulletin Board Symbol...................................................................................ASNT.OB

                           FORWARD LOOKING STATEMENTS

         This Prospectus and the documents incorporated by reference into this Prospectus contain forward-looking statements, which mean that they relate to events or transactions that have not yet occurred, our expectations or estimates for Asante's future operations, our growth strategies or business plans or other facts that have not yet occurred. Such statements can be identified by the use of forward-looking terminology such as "might," "may," "will," "could," "expect," "anticipate," "estimate," "likely," "believe," or "continue" or the negative of these words or other variations or comparable terminology. The following risk factors contain discussions of important factors that should be considered by prospective investors for their potential impact on forward-looking statements included in this Prospectus and in the documents incorporated by reference into this Prospectus. These important factors, among others, may cause actual results to differ materially and adversely from the results expressed or implied by the forward-looking statements.

                                  RISK FACTORS

         An investment in our common stock involves a number of very significant risks. Because of these risks, only persons able to bear the risk of and withstand the loss of their entire investment should invest in the common stock. Prospective investors should also consider the following before making an investment decision.

         Recurring losses. We have not been profitable during three of our last five fiscal years. For the fiscal year ended September 30, 2000, we had a net income of $392,000. For the nine months ended June 30, 2001, we had an unaudited net loss of $823,000.

         We must keep pace  with  rapidly  changing  technologies  and  consumer trends. We operate in a rapidly changing and growing industry, which is characterized by vigorous competition from both established companies and start-up companies. The market for our products is extremely competitive both as to price and capabilities. Our success depends in part on our ability to enhance existing products and introduce new high technology products. We must also bring our products to market at competitive price levels. Due to budget limitations and corporate restructuring, our engineering and product development expenditures were approximately $3.0 million in fiscal year 2000 as compared to $3.9 million and $7.3 million in fiscal years 1999 and 1998 respectively. Unexpected changes in technological standards, customer demand and pricing of competitive products could adversely affect our operating results if we are unable to respond effectively and timely to such changes.

         The computer industry is dependent to a large extent on proprietary intellectual property rights. The computer and networking industries depend extensively on proprietary technology which companies are vigorously protecting. From time to time we are subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of patents, trademarks and other intellectual property rights. Consequently, from time to time, we will be required to prosecute or defend against alleged infringements of such rights.

         No assurance that key management will remain with the Company. Our success depends to a significant extent upon the contributions of key sales, marketing, engineering, manufacturing, and administrative employees, and on our ability to attract and retain highly qualified personnel, who are in great demand. None of our key employees are subject to non-competition or employment agreements with the Company. During the past two to three years, we have had turnover in several officer and key employee positions. Unless vacancies are promptly filled, the loss of current key employees or our inability to attract and retain other qualified employees in the future could have a material adverse effect on our business, financial condition and results of operations.

         The Company has most of its products manufactured in foreign countries primarily by two suppliers. Our current manufacturing and sales structure is particularly subject to various risks associated with international operations including currency exchange rate fluctuations, changes in costs of labor and material, reliability of sources of supply and general economic conditions in foreign countries. During fiscal year 2000, we purchased approximately 68% of goods from two suppliers located in Taiwan. Unexpected changes in foreign manufacturing or sources of supply, significant fluctuations in monetary exchange rates and changes in the availability, capability or pricing of foreign suppliers could adversely affect our business operations.

         No assurance of new product acceptance. The 10/100 Mbps and 100 Mbps Ethernet technology (100BASE-T, or "Fast-Ethernet") has become the predominant standard networking topology in the networking and computer industries. This standard has been adopted widely by end-user customers because of its ability to increase the efficiency of LANs and because of its ease of integration into existing 10BASE-T networks. Because of the importance of this standard, we have focused our ongoing research and development activities on introducing future products incorporating 100BASE-T technology. It is important for us to bring additional 100BASE-T (100 Mbps) switching to market. Additionally, Gigabit Ethernet, which offers 10 times the speed and bandwidth of 100BASE-T solutions is now becoming standard at the backbone and core of the network in order to meet the increasing needs at the workstation. In that regard, our future operating results may be dependent on the market acceptance and the rate of adoption of this new technology, as well as timely product release. There can be no assurance that the market will accept and adopt this new technology or that we can meet market demand in a timely manner.

         We must accurately forecast demand. Our success will depend in part on our ability to accurately forecast future product demand due to the lead-time required to order components and assemble products. If our product sales forecasts are below actual product demand, there may be delays in fulfilling product orders; consequently, we could lose current and future sales to competitors. Alternatively, if our product sales forecasts are above actual product demand, this may result in excess orders of components or assembled products and a build up of inventory that would adversely affect working capital.

         A large segment of our business consists of products to support Apple Computer platforms. A large portion of our sales is related to Apple computer products. Consequently, any material decrease in sales of Macintoshes(TM), iMACs(TM), Power PCs(TM), further incorporation by Apple of networking connectivity into their products, or additional developments adversely affecting Apple's business could have a material adverse effect on sales of our client access products. This would in turn materially and adversely affect our revenues and results of operations.

         Expense commitments cannot be readily changed to match demand. We commit to expense levels, including manufacturing costs and advertising and promotional programs based in part on expectations of future net sales levels. If future net sales levels in a particular quarter do not meet our expectations or we do not bring new products timely to market, we may not be able to reduce or reallocate such expense levels on a timely basis, which could adversely affect our operating results. There can be no assurance that we will be able to achieve profitability on a quarterly or annual basis in the future.

         Sales are subject to considerable fluctuation. Our target markets include end-users, value-added resellers, systems integrators, retailers, and OEMs. We are also focusing increased marketing efforts in the educational, digital design and small business markets. Due to the relative size of the customers in some of these markets, particularly the OEM market, sales in any one market could fluctuate dramatically on a quarter to quarter basis. The level of product acceptance, the size and timing of customer orders, distributor and end-user purchasing cycles, variations in the mix of product sales and seasonal purchasing patterns specific to the computer and networking industries could also contribute to significant variations in sales revenue from period to period. These fluctuations in the market could materially adversely affect our financial condition and results of operations.

         Risk of software defects. We offer software with our component systems and integrated network management software. The software program for these products, including updated versions in the future, may contain undetected errors or failures. Despite testing by us and our customers, there can be no assurance that errors will not be found in the software during continuous use. Unfound errors may result in loss or delay in market acceptance, which could have an adverse material effect on our business, financial condition, and results of operations.

         Application of penny stock rules to common stock. The SEC has adopted regulations which generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Presently, the market price of our common stock is substantially less than $5.00 per share and therefore may be designated as a "penny stock" according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares.


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly, and current reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, or other information on file at the Commission's public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the Commission.

         We have filed a registration statement on Form S-2 with the Commission. This Prospectus, which forms a part of that registration statement, does not contain all information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this Prospectus to any contract or other document of our company, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including exhibits, and other reports, statements, or other information that we file with the Commission, at the Commission's public reference room located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material, when filed, may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our filings and the registration statement can also be reviewed by accessing the Commission's website at http://www.sec.gov.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference the documents listed below, which are considered part of this Prospectus.

         (1)      Annual  Report on Form 10-K for the year ended  September  30,
                  2000;

         (2)      Quarterly  Report on Form 10-Q for the quarter  ended June 30,
                  2001;

         (3)      Quarterly  Report on Form 10-Q for the quarter ended March 31,
                  2001;

         (4)      Definitive Proxy Statement filed January 18, 2001; and

         (5)      Quarterly  Report on Form 10-Q for the quarter ended  December
                  30, 2000

         We are delivering with this Prospectus a copy of the Form 10-K and the latest Form 10-Q referred to above. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus, or made herein, shall be deemed to be modified or supersede for purposes of this

Prospectus to the extent that a statement contained herein or in any subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         Our Exchange Act file number is 0-22632. You may request a copy of these filings at no cost, by writing or telephoning us at the following address:
ASANTE TECHNOLOGIES,  INC., 821 Fox Lane, San Jose, California 95131, Attention:
Corporate Secretary; telephone (408) 435-8388. We can also be contacted through our website at: http://www.asante.com


                                   THE COMPANY

         Asante Technologies, Inc. designs, manufactures and markets high-performance network connectivity products that address networking requirements at the departmental and workgroup level within corporations, schools, Multi-Tenant Unit and similar multi-user buildings, small businesses, and homes. We sell our products primarily through distributors and we support this distribution channel with marketing and promotional programs and a network of direct sales and service personnel. We focus much of our efforts in certain vertical markets, namely, the educational channel, SOHO (Small Office/Home Office) and in pre-press, digital graphic communications and related markets requiring high bandwidth solutions, where we can differentiate the performance and features of our products from those of our competitors. Additionally, in fiscal 2001, we began to focus in the Multi-Tenant Unit and like buildings where we believe products are differentiated and better meet closely the needs of the customer. We believe we are the largest third party provider of Ethernet connectivity for the Apple(TM) platform.

         The majority of our products are designed for Ethernet networks. Ethernet is a type of network topology that determines how packets, or message units, are handled and sent across the network. Ethernet is the most widely used communication standard in Local Area Networks ("LAN"). The majority of these Ethernet products are designed to function at speeds of either 10 Mbps (standard Ethernet, or 10BASE-T) or 10/100 Mbps (known as "Fast Ethernet", or 100BASE-T). Additionally, Gigabit Ethernet has been increasingly adopted in the industry due to increasing bandwidth requirements needed at the backbone of the network brought about by the standardization of 10/100 Ethernet at the user level, and due to the present and future convergence of voice, data, and video across the same network infrastructure.

         Our Fast Ethernet products are differentiated from those of our competitors both due to their ease of use (Plug-and-Play) and software utilities, including built-in HTTP servers, on many of our newer managed switch products and support for mixed PC/Macintosh(TM)/Unix environments.

         In 2000, we redirected many of our products and services to focus on providing high-speed local area network and Internet access. We believe the following trends will create significant business opportunities for the Company:

         o Increasing demand to receive digital content (information, graphics, video, music, voice/locally and from the Internet);

         o Rapid acceptance and deployment of high-speed local area networks; and

         o        Increasing  demand for broadband (high  speed/high  bandwidth)
                  Internet  access  for  small  offices,   home  businesses  and
                  schools.

         Our strategy is to capitalize on these trends with a comprehensive product and service portfolio encompassing innovative technologies, enhanced strategic sales channels and strategic partnerships.

         We continue to develop and sell Ethernet and Fast Ethernet adapters to customers who use Apple Macintosh(TM) and iMAC(TM) computers. We historically have been heavily associated with Apple and therefore had a dependence on selling products into the Apple after-market. While we currently design our products to work on all computer platforms and do not rely entirely on new Apple product introductions, a large portion of our sales continues to be related to Apple products. For more information about the Company, see the section "Business" in our Form 10-K provided with this Prospectus.

Recent Financing And Other Recent Events

         On March 22, 2000, we completed a private placement of 500,000 shares of common stock, raising an aggregate of $1,500,000, before direct expenses. The net proceeds from the private placement are being used for general working capital. As part of the terms of the private placement, we entered into a Registration Rights Agreement which required us to register the common shares upon demand by the private placement investors. By letter dated July 11, 2001, these investors requested that their shares be registered.


                             SUMMARY OF THE OFFERING

         We are registering 500,000 shares of common stock for resale by the selling stockholders. The shares of common stock offered for resale may be sold in a secondary offering by the selling shareholders by means of this Prospectus.


                                 USE OF PROCEEDS

         We will receive no proceeds from the resale of the shares of common stock by the selling stockholders.


                              PLAN OF DISTRIBUTION

         The selling stockholders may, from time to time, sell all or a portion of the shares of common stock on any market upon which the common stock may be quoted (currently the OTC Bulletin Board), in privately negotiated transactions or otherwise. Such sales may be at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to the market prices or at negotiated prices. The shares of common stock may be sold by the selling stockholders by one or more of the following methods, without limitation:

         (a) block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         (b) purchases by broker or dealer as principal and resale by the broker or dealer for its account pursuant to this Prospectus;

         (c) an exchange distribution in accordance with the rules of the exchange;

         (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         (e)      privately negotiated transactions;

         (f) market sales (both long and short to the extent permitted under the federal securities laws); and

         (g)      a combination of any aforementioned methods of sale.

         In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate.

         Brokers or dealers may receive commissions or discounts from the selling stockholders or, if any of the broker-dealers act as an agent for the purchaser of said shares, from the purchaser in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of the shares of common stock at a stipulated price per share. Such an agreement may also require the broker-dealer to purchase as principal any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling stockholders if said broker-dealer is unable to sell the shares on behalf of the selling stockholders. Broker-dealers who acquire shares of common stock as principal may thereafter resell the shares of common stock from time to time in transactions which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above. Such sales by a broker-dealer could be at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with such resale's, the broker-dealer may pay to or receive from the purchasers of the shares, commissions as described above. The selling stockholders may also sell the shares of common stock in accordance with Rule 144 under the Securities Act, rather than pursuant to this Prospectus.

         The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         From time to time, the selling stockholders may pledge their shares of common stock pursuant to the margin provisions of their customer agreements with their brokers. Upon a default by a selling stockholder, the broker may offer and sell the pledged shares of common stock from time to time. Upon a sale of the shares of common stock, the selling stockholders intend to comply with the Prospectus delivery requirements, under the Securities Act, by delivering a Prospectus to each purchaser in the transaction. We intend to file any amendments or other necessary documents in compliance with the Securities Act that may be required in the event any selling stockholder defaults under any customer agreement with brokers.

         All expenses of the registration statement including, but not limited to, legal, accounting, printing and mailing fees are and will be borne by us.


                              SELLING STOCKHOLDERS

         The following table identifies the selling stockholders, as of July 31, 2001, and indicates certain information known to us with respect to (i) any material relationship between the selling stockholders and us during the past three years, (ii) the number of shares of common stock held by the selling stockholders, (iii) the amount to be offered for the selling stockholders' account, and (iv) the number of shares and percentage of outstanding shares of common stock to be owned by the selling stockholders after the sale of the common stock offered by the selling stockholders. The selling stockholders are not obligated to sell their common stock offered by this Prospectus. The number of shares listed under "Shares to be Sold" in the table assumes that the selling stockholders will sell all common shares in a secondary offering pursuant to this Prospectus.

         Under the Exchange Act, any person engaged in a distribution of the shares of our common stock offered by this Prospectus may not simultaneously engage in market making activities with respect to our common stock during the applicable periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, each selling stockholder may be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M. Further, the selling shareholders may resell their shares pursuant to Rule 144.

                                Shares Owned
                                 Prior to     Shares to    Shares Owned After
                                  Offering     be Sold         Offering
                                   ------      ------    ----------------------
Name of Stockholder                Number      Number    Number      Percentage
-------------------                ------      ------    ------      ----------
Delta Networks, Inc.(1)           166,667     166,667     0(3)           0

Delta International Holdings
Limited(2)                        333,333     333,333     0(3)           0


Footnotes to Table

(1) The principal shareholder/CEO of Delta Network, Inc. is Tommy Tsai. Consequently, he may be deemed to be the beneficial owner of the shares being sold by Delta Networks, Inc.

(2) The Manager of Delta International Holdings Limited is James Ng. Consequently, he exercises dispositive and voting power over such shares and may be deemed to be the beneficial owner of the shares being sold by Delta International Holdings Limited.

(3)      Assumes all shares offered are sold.

         As of the date of this Prospectus, the selling stockholders do not hold any other of our securities other than the shares being offered under this Prospectus.

         During fiscal year 2000, Asante purchased approximately $7.9 million of goods (46% of total cost of sales) from Delta Networks and sold approximately $0.4 million at cost to Delta Networks. At June 30, 2001, Asante had accounts payable to Delta Networks totaling approximately $0.7 million and accounts receivable totaling approximately $40,000 from Delta Networks.


                            DESCRIPTION OF SECURITIES

         Our authorized capital stock consists of two classes: 25,000,000 shares, $.001 par value, of common stock and 2,000,000 shares, $.001 par value, of preferred stock. As of June 30, 2001, 9,968,963 shares of common stock were outstanding and no shares of preferred stock were outstanding.

Common Stock

         Common stock shareholders have full voting rights, one vote for each share held of record. Subject to preferential rights, if any, of preferred stock shareholders, common stock shareholders are entitled to receive dividends as may be declared by the Board out of funds legally available therefor, and share pro rata in any distributions to stockholders upon liquidation. Common stock shareholders have no conversion, preemptive, or other subscription rights. All of the outstanding shares of common stock are, and the shares offered hereby will be, validly issued, fully paid, and nonassessable.

         On March 22, 2000, the Company sold 500,000 shares of common stock to two corporate investors. As part of the stock purchase agreement the Company entered into a Registration Rights Agreement wherein these two investors were granted the right to request registration of their restricted stock for a period of two years. In July 2001, the Company received a request from these investors requesting registration of their shares. This resale Prospectus covers the 500,000 shares referred to above.

Preferred Stock

         The Board is authorized to establish one or more series or designations of preferred stock with rights, preferences, privileges, and restrictions on such stock as the Board may determine, up to the number of preferred shares authorized.

Stock Options

         As of June 30, 2001 , we had outstanding options to purchase a total of 1,624,816 shares of common stock at exercise prices ranging from $7.50 to $0.875 per share, of which options to purchase 842,860 shares were exercisable. Some of these options are subject to vesting, and in general, have a three or five year exercise period. See our Proxy Statement dated January 18, 2001 referred to on page 7 above.


                           INDEMNIFICATION PROVISIONS

         Our Amended and Restated Certificate of Incorporation provides that we will indemnify directors and officers of the Company to the fullest extent permitted by Delaware Law. Further, our bylaws provide authority for us to maintain a liability insurance policy that insures directors or officers against any liability incurred by them in serving for the Company.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication.


                                 TRANSFER AGENT

         The transfer agent for our common stock is Mellon Investor Services.


                                     EXPERTS

         The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 2000, have been so incorporated in reliance on the report of

PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                                  LEGAL MATTERS

         The validity of the shares of common stock offered by the selling stockholders through this Prospectus will be passed upon for us by the law firm of Weintraub Genshlea Chediak Sproul, Sacramento, California.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered hereunder. No expenses shall be borne by the selling stockholders. All of the amounts shown are estimates, except for the SEC registration fee.

SEC registration fee                                                     $    66
Printing and engraving expenses                                          $   500
Accounting fees and expenses                                             $ 5,000
Legal fees and expenses                                                  $ 5,000
Transfer agent and registrar fees                                        $   500
Fees and expenses for qualification under state
securities laws                                                          $     0
Miscellaneous                                                            $ 1,000
                                                                         -------
TOTAL                                                                    $12,066
                                                                         =======


Item 15.  Indemnification of Directors and Officers

         Section 145 of the Delaware General Corporation Law permits indemnification of directors, officers, and employees of corporations under certain conditions and subject to certain limitations. Article X of our Amended and Restated Certificate of Incorporation and Article VI of our Bylaws contains provisions for the indemnification of our directors and officers to the fullest extent permitted by law.

         Under such law, we are empowered to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the Company to procure a judgment in its favor) by reason of the fact that such person is or was an officer, director, employee or other agent of the Company or its subsidiaries, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in the Company's best interests and, in the case of a criminal proceeding, has no reasonable cause to believe the conduct of such person was unlawful. In addition, we may indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was an officer, director, employee or other agent of the Company or its subsidiaries, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith and in a manner such person believed to be in the best interest of the Company and shareholders. We may advance expenses incurred in defending any proceeding prior to final disposition upon receipt of an undertaking by the agent to repay that amount which is determined that the agent is not entitled to indemnification as authorized.

         In addition, we have director's and officer's liability insurance, which our bylaws provide authority to maintain to insure directors or officers against any liability incurred in such capacity, or arising out of their status as such.

Item 16. Exhibits and Financial Statement Schedules

EXHIBIT INDEX

      Number                Description of Document

         2.1      Agreement  and Plan of Merger  between  Registrant  and Asante
                  Technologies,   Inc.,  a  California  corporation,   effective
                  October 12, 1993.(1)

         3.1      Certificate of Incorporation of Registrant. (1)

         3.1A Certificate of Amendment of Certificate of Incorporation of Registrant. (1)

         3.1B     Certificate of Retirement of Stock of Registrant.

         3.2      Bylaws of Registrant. (1)

         4.1      Form of Common Stock certificate.(1)

         5.1* Form of Opinion of Weintraub Genshlea Chediak Sproul regarding the legality of the securities being registered.

         10.1     1990 Stock Option Plan and form of Option Agreement.(1)

         10.2     1993   Directors'   Stock  Option  Plan  and  form  of  Option
                  Agreement.(1)

         10.3 1993 Employee Stock Purchase Plan and form of subscription agreement thereunder.(1)

         10.4     Form of Key Executive Stock Plan Agreement.(1)

         10.5     Form  of   Indemnification   Agreement  entered  into  between
                  Registrant and its directors and officers.(1)

         10.6 Registration Rights Agreement dated July 10, 1992 between Registrant and certain holders of Common Stock and Series E Preferred Stock.(1)

         10.7 Lease dated July 16, 1992 for facilities located at 821 Fox Lane in San Jose, California.(1)

         10.8 Manufacturing Payment Agreement dated October 1, 1990 between Registrant and Orient Semiconductor Electronics, Ltd.(1)

         10.9     Distribution   Agreement   dated   November  2,  1989  between
                  Registrant and Ingram Micro, Inc., as amended.(1)(2)

         10.10 Distribution Agreement dated June 19, 1989 between Registrant and Merisel, Inc. (formerly Macamerica), as amended.(1)(2)

         10.11    Distribution   Agreement   dated   August  30,  1990   between
                  Registrant and TechData Corporation, as amended.(1)(2)

         10.12    Volume  Purchase   Agreement  dated  April  15,  1992  between
                  Registrant and National Semiconductor Corporation.(1)(2)

         10.13    Sublease  agreement  dated  August  21,  1995  for  facilities
                  located  at  821  Fox  Lane  in  San  Jose,  California,   and
                  amendments pertaining thereto.(1)(2)

         10.14    Extension of Sublease Agreement dated June 10, 1997.(2)

         10.15    Distribution   Agreement  dated  September  30,  1992  between
                  Registrant and MicroWarehouse.(4)

         10.16* Registration Rights Agreement dated March 16, 2000 between Registrant and Delta Networks, Inc., and Delta International Holding Limited

         23.1*    Consent of Independent Accountants.

         23.2*    Consent of  Weintraub  Genshlea  Chediak  Sproul  contained in
                  Exhibit 5.1

         27.1     Financial Data Schedule. (Not Applicable)

        ---------------------
        * The item listed is filed with this registration.

                  (1) Previously filed as an Exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-70300).

                  (2) Confidential treatment granted as to certain portions of these exhibits.

                  (3) Previously filed as an Exhibit to the Registrant's Form 10-K for the fiscal year ended September 30, 1994.

                  (4) Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 3, 1998.

Item 17.      Undertakings

       The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i)      To  include  any   prospectus   required  by  Section
                           (10)(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii), above, do not apply if the information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed with or furnished by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

         (4) For purposes of determining liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Jose, County of Santa Clara, State of California, on August 11, 2001.


                                    ASANTE TECHNOLOGIES, INC.

                                        /s/ Wilson Wong
                                    --------------------------------------------
                                    Wilson Wong, Chairman & CEO


                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Wilson Wong and Anthony Contos, and each of them, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

            Signature                                    Title                                     Dates
            ---------                                    -----                                     -----
/s/ WILSON WONG                           President, and Chief Executive Officer               August 11, 2001
--------------------------------------    (Principal Executive Officer) and Director
        (Wilson Wong)


/s/ ANTHONY CONTOS                        Vice President of Finance and Administration         August 11, 2001
--------------------------------------    (Principal Finance and Accounting Officer)
        (Anthony Contos)


/s/ MICHAEL KAUFMAN                       (Director)                                           August 11, 2001
--------------------------------------
      (Michael Kaufman)


/s/ EDMOND TSENG                          (Director)                                           August 11, 2001
--------------------------------------
       (Edmond Tseng)


/s/ JEFF YUAN KAI LIN                     (Director)                                           August 11, 2001
--------------------------------------
     (Jeff Yuan Kai Lin)

                                 EXHIBIT INDEX

       Number                Description of Document
       ------                -----------------------
         2.1      Agreement  and Plan of Merger  between  Registrant  and Asante
                  Technologies,   Inc.,  a  California  corporation,   effective
                  October 12, 1993.(1)

         3.1      Certificate of Incorporation of Registrant. (1)

         3.1A Certificate of Amendment of Certificate of Incorporation of Registrant. (1)

         3.1B     Certificate of Retirement of Stock of Registrant.

         3.2      Bylaws of Registrant. (1)

         4.1      Form of Common Stock certificate.(1)

         5.1* Form of Opinion of Weintraub Genshlea Chediak Sproul regarding the legality of the securities being registered.

         10.1     1990 Stock Option Plan and form of Option Agreement.(1)

         10.2     1993   Directors'   Stock  Option  Plan  and  form  of  Option
                  Agreement.(1)

         10.3 1993 Employee Stock Purchase Plan and form of subscription agreement thereunder.(1)

         10.4     Form of Key Executive Stock Plan Agreement.(1)

         10.5     Form  of   Indemnification   Agreement  entered  into  between
                  Registrant and its directors and officers.(1)

         10.6 Registration Rights Agreement dated July 10, 1992 between Registrant and certain holders of Common Stock and Series E Preferred Stock.(1)

         10.7 Lease dated July 16, 1992 for facilities located at 821 Fox Lane in San Jose, California.(1)

         10.8 Manufacturing Payment Agreement dated October 1, 1990 between Registrant and Orient Semiconductor Electronics, Ltd.(1)

         10.9     Distribution   Agreement   dated   November  2,  1989  between
                  Registrant and Ingram Micro, Inc., as amended.(1)(2)

         10.10 Distribution Agreement dated June 19, 1989 between Registrant and Merisel, Inc. (formerly Macamerica), as amended.(1)(2)

         10.11    Distribution   Agreement   dated   August  30,  1990   between
                  Registrant and TechData Corporation, as amended.(1)(2)

         10.12    Volume  Purchase   Agreement  dated  April  15,  1992  between
                  Registrant and National Semiconductor Corporation.(1)(2)

         10.13    Sublease  agreement  dated  August  21,  1995  for  facilities
                  located  at  821  Fox  Lane  in  San  Jose,  California,   and
                  amendments pertaining thereto.(1)(2)

         10.14    Extension of Sublease Agreement dated June 10, 1997.(2)

         10.15    Distribution   Agreement  dated  September  30,  1992  between
                  Registrant and MicroWarehouse.(4)

         10.16*   Registration  Rights  Agreement  dated March 16, 2000  between
                  Registrant and Delta Networks, Inc. and Delta International Holding Limited

         23.1*    Consent of Independent Accountants.

         23.2*    Consent of  Weintraub  Genshlea  Chediak  Sproul  contained in
                  Exhibit 5.1

         27.1     Financial Data Schedule. (Not Applicable)
        ---------------------
         *        The item listed is filed with this Registration

                  (1) Previously filed as an Exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-70300).

                  (2) Confidential treatment granted as to certain portions of these exhibits.

                  (3) Previously filed as an Exhibit to the Registrant's Form 10-K for the fiscal year ended September 30, 1994.

                  (4) Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 3, 1998.